AMTD International Inc.

23/F Nexxus Building

41 Connaught Road Central

Hong Kong

October 6, 2021

VIA EDGAR

Ms. Bonnie Baynes

Ms. Sharon Blume

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMTD International Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2020

Filed on April 28, 2021 (File No. 001-39006)

Dear Ms. Baynes and Ms. Blume,

The Company has received the letter dated September 23, 2021 from the staff of the Securities and Exchange Commission regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020 (the “2020 Form 20-F”). The Company respectfully submits to request an extension to the deadline for responding to the letter due to the additional time required to gather sufficient information and prepare a thorough response. The Company will provide its response to the letter via EDGAR as soon as possible within the next ten business days.

If you have any additional questions or comments regarding the 2020 Form 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (+852) 3740-4863 or julie.gao@skadden.com.

Very truly yours,

/s/ William Fung
William Fung
Chief Executive Officer

cc:	Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Robert Lui, Partner, Deloitte Touche Tohmatsu